Exhibit 99.2

Dr. David C. Collins
3876 Learning Tree Lane
Delaplane, Virginia 20144

December 27, 2012

BY ELECTRONIC MAIL AND COURIER

Learning Tree International, Inc. 1831 Michael Faraday Drive Reston, Virginia 20190 Attn: Corporate Secretary

RE:	Notice of New Stockholder Business for the 2013 Annual Meeting of Stockholders of Learning Tree International, Inc. (the “Company”)

Dear Sirs,

Dr. David C. Collins is currently the beneficial owner of 1,652,205 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”).  As a general partner of DCMA Holdings, LP, by attribution of shares held as separate property by his spouse, as a director of The Collins Family Foundation, and as minority trustee of The Adventures in Learning Foundation, Dr. Collins may also be deemed to be the beneficial owner of an additional 2,543,022 shares of Common Stock.  Dr. Collins disclaims beneficial ownership of such 2,543,022 shares. Dr. Collins’ current address is 3876 Learning Tree Lane, Delaplane, Virginia 20144.  Additional information concerning Dr. Collins and his beneficial ownership of Common Stock is set forth in Annex A hereto.

Dr. Collins hereby submits this Notice of New Stockholder Business (together with all annexes, exhibits and attachments hereto, this “Notice”) in connection with the Company’s 2013 Annual Meeting or a Special Meeting of the stockholders of the Company (the “Stockholders”) in lieu thereof (including any adjournments, postponements or delays thereof, the “2013 Annual Meeting”) for the purpose of the new stockholder business proposals listed below.

This Notice is being delivered to the Company at its principal executive offices in light of the position taken by Company counsel with respect to the December 28, 2012 deadline for proposals that are to be presented at the 2013 Annual Meeting conveyed to counsel for Dr. Collins.  Given that the agenda for the 2013 Annual Meeting will not be decided upon by the Company’s Board of Directors until a date that is after the December 28, 2012 date set forth in the proxy statement of the Company filed January 27, 2012, Dr. Collins hereby submits this Notice to ensure that the below stockholder friendly proposals will be considered at the 2013 Annual Meeting by all stockholders.  Dr. Collins and his related entities reserve all their rights to submit one or more additional stockholder proposals in connection with the 2013 Annual Meeting at any time.

Dr. Collins hereby notifies the Company that Dr. Collins proposes to bring before the 2013 Annual Meeting the following resolutions for approval and adoption by the Stockholders:

1.  Resolved, that Article II (Meetings of Stockholders), Section 3 (Special Meetings) of Learning Tree International, Inc.’s Bylaws shall be amended and restated in its entirety to read as follows:

“Special Meetings of the stockholders may be called by the Board of Directors, Chairman of the Board or the President, and shall be called by the Chairman of the Board, President or the Secretary at the request in writing of stockholders beneficially owning at least 20% in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote.  Upon request in writing to the Chairman of the Board, the President, any Vice President or the Secretary by any such person or persons (other than the Board) entitled to call a special meeting of stockholders, the officer forthwith shall cause notice to be given to the stockholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, such person or persons calling the meeting may give the notice and the record date for such special meeting of stockholders shall be the date of the written request for such meeting.”

This proposed resolution would allow stockholders who beneficially own 20% or more of the Common Stock to call special meetings to vote on important matters that can arise between annual meetings. In accordance with Article IX of the Company’s Bylaws,  Dr. Collins hereby requests that notice of this proposed change be included in the notice for the 2013 Annual Meeting.

2

2.  Resolved, that each amendment to, or restatement of, Learning Tree International, Inc.’s Bylaws adopted by the Company’s Board of Directors without prior Stockholder approval, in advance of the 2013 Annual Meeting and after December 21, 2012, be and is hereby repealed, to the extent permitted by law.

This proposed resolution would repeal any non-stockholder approved provision of the Company’s Bylaws in effect at the time of the 2013 Annual Meeting that had not been included in the Company’s Bylaws as publicly filed with the Securities and Exchange Commission prior to December 21, 2012.

3.  Resolved, that the Stockholders of Learning Tree International, Inc. request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

This proposed resolution urges the Board of Directors to facilitate a declassification of the Company’s Board of Directors. Such a change would enable the stockholders to register their views on the performance of all directors at each annual meeting.

The information included in this Notice (including the annex and attachments attached hereto) represents Dr. Collins’ best knowledge as of the date hereof.  Dr. Collins reserves the right, in the event such information shall be or shall become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although Dr. Collins does not undertake to update any information which may change from and after the date hereof.   Neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of Dr. Collins to the Company from and after the date hereof shall be deemed to constitute an admission by Dr. Collins or any of his affiliates that this Notice or any such information is required or is in any way defective.  Dr. Collins reserves all rights to challenge the validity of any notice requirement in connection with stockholder proposals asserted by the Company or its representatives and to assert a claim for any damages or costs Dr. Collins may sustain or incur, including attorneys’ fees, in the event of any dispute concerning the validity or requirement of this Notice.  All capitalized terms appearing in the annex and all attachments thereto that are not defined in such annex shall have the meanings given in the body of this Notice or the annex, as applicable.

Notwithstanding that this Notice is not legally or contractually required, if you have any questions concerning this Notice, or if you require any further information, or if the Company believes that this Notice is in any way defective or deficient for any reason, please contact Dr. Collins’ counsel: Brian J. McCarthy, at (213) 687-5070, of Skadden, Arps, Slate, Meagher & Flom LLP, 300 South Grand Avenue, Los Angeles, California 90071.

[Signature Page Follows]

3

IN WITNESS WHEREOF, the undersigned has executed this Notice as of the date hereof.

/s/ David C. Collins
David C. Collins, Ph.D.

ANNEX A

This Annex A sets forth certain information concerning Dr. Collins and his related entities (together, the “Collins Parties”) and their beneficial ownership of the Common Stock:

The Collins Parties include: David C. Collins, Mary C. Collins (Dr. Collins and Mrs. Collins are husband and wife and Mrs. Collins is also sometimes known under her maiden name of Mary C. Adams), DCMA Holdings, LP (“DCMA”), a family limited partnership of which Dr. Collins and Mrs. Collins are the general partners, The Adventures in Learning Foundation formerly known as The Pegasus Foundation (“Adventures in Learning”), a charitable support organization of which Dr. Collins and Mrs. Collins are minority trustees, and The Collins Family Foundation (the “Collins Family Foundation”), a private charitable foundation of which Dr. Collins and Mrs. Collins are the directors.  The principal address of each of the Collins Parties is 3876 Learning Tree Lane, Delaplane, Virginia 20144.  Dr. Collins is Chairman of the Board of Directors and Chief Executive Officer of the Company.  On February 15, 2007, Mrs. Collins retired from her positions as the Company’s Chief Administrative Officer and Secretary.  During the past five years, none of the Collins Parties has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of Dr. Collins and Mrs. Collins is a citizen of the United States, DCMA is a California limited partnership, Adventures in Learning is a California trust and The Collins Family Foundation is a California corporation.

According to the Company’s Annual Report on Form 10-K filed December 18, 2012, 13,217,484 shares of Common Stock were outstanding as of December 10, 2012.  Dr. Collins and Mrs. Collins each beneficially own (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934) 4,195,227 shares of Common Stock, which represent approximately 31.7% of the outstanding Common Stock.  Dr. Collins’ and Mrs. Collins’ beneficial ownership is set forth below:

Capacity	David C. Collins	Mary C. Collins
As separate property (held by each in a living trust)	1,382,205	177,640
As trustees under the Mary C. and David C. Collins Family Trust	270,000	270,000
By attribution of shares and options constituting the separate property of spouse(1)	177,640	1,382,205
As general partner of DCMA(2)	1,837,141	1,837,141
As director of The Collins Family Foundation(2)	289,918	289,918
As minority trustee of Adventures in Learning(2)	238,323	238,323

Total	4,195,227	4,195,227

A-1

(1)     Dr. Collins and Mrs. Collins each disclaim beneficial ownership of the shares held as the separate property of the other.

(2)     Dr. Collins and Mrs. Collins each disclaim beneficial ownership of these shares.

Dr. Collins has sole voting and dispositive power with respect to the 1,382,205 shares owned as his separate property.  Mrs. Collins has sole voting and dispositive power with respect to the 177,640 shares owned as her separate property.  Dr. Collins and Mrs. Collins each have shared voting and dispositive power with respect to the aggregate of 2,635,382 shares owned by the Mary C. and David C. Collins Family Trust, DCMA, The Collins Family Foundation and Adventures in Learning.

	David C. Collins	Mary C. Collins
Sole Voting and Dispositive Power	1,382,205	177,640
Shared Voting and Dispositive Power	2,635,382	2,635,382

The Collins Parties have not effected any transactions in the Common Stock during the 60 days prior to the date of this Notice.

A-2